S A M E X M I N I N G C O R P.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:               Name and Address of Company

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC  V2S 6J3
Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:              Date of Material Change

September 10, 2012

Item 3:              News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on September 10, 2012 and was disseminated through the wire services of Marketwire.

Item 4:              Summary of Material Change

SAMEX Mining Corp. ("SAMEX ") announced today that it has reached an agreement with its largest shareholders, Sasco Partners, LP and Sasan Sadeghpour (collectively, “Sasco”) who collectively own approximately 23.64% of SAMEX's outstanding common shares.  As part of the agreement, SAMEX has appointed Sasan Sadeghpour to the SAMEX board of directors (the "Board") and to position of Chair of the Board. Mr. Sadeghpour will also serve on the Audit Committee and the Compensation Committee.

Mr. Sadeghpour will be replacing Peter Dahl, who has agreed to step down as a director and Chair of the Board, and who will now serve on the advisory board of SAMEX.

Mr. Sadeghpour is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004. Mr. Sadeghpour brings considerable financial skills and experience to SAMEX, with the aim of helping the company maximize its potential. Mr. Sadeghpour's position on the Board is also a recognition of Mr. Sadeghpour's significant ownership interest in SAMEX.

Mr. Sadeghpour will be placed on SAMEX's management slate for election at the upcoming annual general meeting (the "Meeting") scheduled to take place October 1, 2012. An amended and restated management information circular and form of proxy in respect of the Meeting will be mailed to shareholders in the upcoming days.  Further details of the terms of the settlement are described in the information circular which, along with a copy of the settlement agreement, will be filed on SEDAR and will be available for review by interested persons at www.sedar.com.

Item 5:              Full Description of Material Change

SAMEX Mining Corp. ("SAMEX ") announced today that it has reached an agreement with its largest shareholders, Sasco Partners, LP and Sasan Sadeghpour (collectively, “Sasco”) who collectively own approximately 23.64% of SAMEX's outstanding common shares.  As part of the agreement, SAMEX has appointed Sasan Sadeghpour to the SAMEX board of directors (the "Board") and to position of Chair of the Board. Mr. Sadeghpour will also serve on the Audit Committee and the Compensation Committee.

“We are pleased to have reached this constructive resolution and look forward to working with Sasco," said Jeffrey Dahl, SAMEX President and CEO.  "Not only has Sasco made a significant financial investment in SAMEX, Sasco has taken a keen interest in our exploration efforts.  The addition of Mr. Sadeghpour to the Board will enable us to more fully incorporate valuable input from a major shareholder of the Company, and we would like to take this opportunity to welcome him to the Board.”

Mr. Sadeghpour will be replacing Peter Dahl, who has agreed to step down as a director and Chair of the Board, and who will now serve on the advisory board of SAMEX.

“We wish to thank Peter for all of his hard work and substantial contributions to SAMEX over the past 18 years” said Jeffrey Dahl. “We are also pleased that Peter agreed to step aside in order to facilitate this compromise with Sasco, and that he has agreed to take on an advisory position with SAMEX so that the Company will continue to have access to his knowledge and relationships.  Importantly, the new Board provides continuity, as five of its members are past directors of SAMEX. The addition of Mr. Sadeghpour’s business development and financing background will bring both experience and additional perspectives that will be an asset to the Board."

Mr. Sadeghpour is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004. Mr. Sadeghpour brings considerable financial skills and experience to SAMEX, with the aim of helping the company maximize its potential. Mr. Sadeghpour's position on the Board is also a recognition of Mr. Sadeghpour's significant ownership interest in SAMEX.

“Sasco appreciates the contribution of Peter Dahl and the other members of the Board since SAMEX’s inception”, said Mr. Sadeghpour. “All respective parties worked hard to resolve their differences with the goal of reaching an amicable agreement. I look forward to working closely with the Board in a positive manner for the benefit of all shareholders, and I remain optimistic as to the future of SAMEX”.

Mr. Sadeghpour will be placed on SAMEX's management slate for election at the upcoming annual general meeting (the "Meeting") scheduled to take place October 1, 2012. An amended and restated management information circular and form of proxy in respect of the Meeting will be mailed to shareholders in the upcoming days.  Further details of the terms of the settlement are described in the information circular which, along with a copy of the settlement agreement, will be filed on SEDAR and will be available for review by interested persons at www.sedar.com.

"We believe that this settlement, which avoids a potentially costly and corporately disruptive dispute, is clearly in the best interests of the Company and its shareholders," said Jeffrey Dahl. "With these matters now fully resolved, we can concentrate entirely on advancing our exploration agenda in Chile."

Item 6:              Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:              Omitted Information

There is no omitted information.

Item 8:              Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:              Date of Report

Dated at Abbotsford, British Columbia, the 10th day of September, 2012.

“Larry D. McLean”
___________________
Director